SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, and its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005.

Press Release

For Immediate Release

On Track Innovations (OTI) Completes $22.2 Million Private Placement of
Ordinary Shares

Fort Lee, NJ – November 1, 2005 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that it has completed an approximately $22.2 million private placement of new equity financing with institutional investors from the US, Switzerland and England.

OTI intends to use the net proceeds from the placement to support large-scale implementation of projects in the ID and payments markets.

RBC Capital Markets acted as lead placement agent and Andrew Garrett, Inc. acted as co-placement agent for the offering.

The transaction involved the sale of 1,828,026 units, of which (i) 1,544,568 consist of one ordinary share and a warrant to purchase three-fifths (3/5) of an ordinary share and (ii) 283,458 consist of one ordinary share and a warrant to purchase one-half (1/2) of an ordinary share. The purchase price for each of the 1,828,026 units was $12.15 per unit, which equals the average closing price of OTI’s ordinary shares on the NASDAQ National Market during the last five trading days before pricing.

The warrants are not exercisable until May 1, 2006; are for the purchase of an aggregate of up to 1,068,470 ordinary shares; have terms of five years and an exercise price of $14.58 per share; and may be redeemed by OTI after two years if the market price of the underlying ordinary shares reaches $26.25 and certain other conditions are met. Purchasers of 1,544,568 of the ordinary shares included in the units, and purchasers of all of the warrants included in the units, have agreed to “lock-up” such shares and warrants until May 1, 2006.

None of the securities sold to the investors or any of the ordinary shares underlying the warrants has been registered under the Securities Act of 1933. Accordingly, the securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. OTI has agreed to file a registration statement covering resale of these securities by the investors. All of the units having been sold this press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Forward-Looking Statements
This press release contains forward-looking statements. Such statements include (but are not limited to) the description of the Company’s intended use of the proceeds of the placement described herein and are subject to certain risks and uncertainties, such as the satisfaction of closing conditions, market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	David Pasquale/Denise Roche
Director of Corporate Communications	5W Public Relations	The Ruth Group
201 944 5200 ext. 111	212 999 5585	646 536 7006/8
galit@otiglobal.com	ahandelsman@5wpr.com	dpasquale@theruthgroup.com
droche@theruthgroup.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 2nd, 2005